

Mail Stop 4631

May 22, 2017

Via E-Mail
Mr. Charles O'Dowd
Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot, #211
Tucson, AZ 85712

> **Re: ABCO Energy, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 11, 2017**
> **File No. 0-55235**

Dear Mr. O'Dowd:

We reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Letter to Shareholders; Notice of Special Meeting of Shareholders

1. Your May 11, 2017 letter indicates that you have revised the preliminary proxy statement so that there are two separate proposals relating to amending your articles of incorporation: proposal 1 to increase the number of authorized shares of common stock to 1,000,000,000 and proposal 2 to delete an authorized series of preferred stock and to authorize the issuance of 100,000,000 shares of preferred stock. Further, your letter represents that if there were not these two separate proposals, the New York Stock Exchange or NYSE rules would allow the NYSE to deny discretionary vote status to a combined proposal. Revise the second paragraph of the letter to shareholders to present the four proposals as the four proposals are presented in the notice of special meeting of shareholders. Additionally, revise both the letter to

shareholders and the notice of special meeting of shareholders to present separately proposals 1 and 2 as increased capital proposals rather than presenting proposals 1 and 2 collectively as the "Increased Capital Proposal."

<u>Information about the Special Meeting, page 4</u>

2. Revise the following subsections to reflect the revisions that you make in response to the comment above:

- What is the purpose of the special meeting?;

- How will my shares be voted if I do not specify a choice with respect to each proposal?;

- How will my shares be voted if I do not provide the proxy?;

- What vote is required to approve the proposals?; and

- How does the Board of Directors recommend I vote on the proposals?

<u>Proposal 1 and Proposal 2, page 8; Approval, page 9</u>

3. Revise to present proposals 1 and 2 separately in two discrete sections rather than presenting proposals 1 and 2 collectively in one discrete section.

<u>Additional Information, page 19; Incorporation by Reference, page 19</u>

4. Update the disclosures to include the Form 10-K for the fiscal year ended December 31, 2016 and subsequent reports under the Exchange Act.

<u>Exhibit A, page 24</u>

5. Revise by presenting separate exhibits relating to proposals 1 and 2 to reflect the revisions that you make in response to the comments above.

<u>Exhibit B, page 25</u>

6. Revise to indicate that this exhibit relates to proposal 3 and not proposal 2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have questions about the comment.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-mail
Law Offices of John F. Wolcott
3318 Del Mar Avenue, #202
Rosemead, CA 91770